SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the nine months ended September 30, 2003

PrimaCom AG

(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ☐	No ☒

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

PrimaCom AG’s financial statements for the three months ending September 30, 2003 are attached to this Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG

By:	/s/ JENS KIRCHER

Name: Jens Kircher Titles: Member of the Management Board and Chief Operating Officer

By:	/s/ STEFAN SCHWENKEDEL

Name: Stefan Schwenkedel Titles: Member of the Management Board and Chief Financial Officer

Date: November 28, 2003

PRIMACOM AG

FORM 6-K

INDEX

		Page

Item 1	Financial Information
	Condensed consolidated statements of operations
	Three months ended September 30, 2003 and 2002.	4
	Nine months ended September 30, 2003 and 2002.	5
	Condensed consolidated balance sheets
	September 30, 2003 and December 31, 2002.	6
	Condensed consolidated statements of cash flows
	Nine months ended September 30, 2003 and 2002.	7
	Notes to condensed consolidated financial statements	8
Item 2	Management’s discussion and analysis of financial condition and results of operations	15

ITEM 1: FINANCIAL INFORMATION

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	For Three Months ended September 30,

	2002	2003	2003

	Euro	Euro	U.S.$
Revenues	45,957	49,493	57,660
Operating costs and expenses:
Operations	11,235	11,057	12,881
Selling, general and administrative	9,217	7,058	8,223
Corporate overhead	3,816	2,114	2,463
Depreciation and amortization	20,241	23,359	27,213

Total	44,509	43,588	50,780

Operating profit	1,448	5,905	6,880
Interest expense:
Convertible Second Secured Loan non-cash interest	9,939	10,778	12,556
Other bank interest and other interest	19,101	17,902	20,856

Total	29,040	28,680	33,412
Other expense	—	—	—
Loss from operations before income taxes and minority interest	(27,592)	(22,775)	(26,532)
Income tax benefit	5,994	739	861

Loss before minority interest	(21,598)	(22,036)	(25,671)
Minority interest in net income of subsidiaries	(28)	5	6

Net loss	(21,626)	(22,031)	(25,665)

Loss per share:
Basic and diluted:	(1.09)	(1.11)	(1.30)

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	For Nine months ended September 30,

	2002	2003	2003

	Euro	Euro	U.S.$
Revenues	135,190	146,451	170,616
Operating costs and expenses:
Operations	35,168	34,756	40,491
Selling, general and administrative	27,146	24,246	28,247
Corporate overhead	14,182	10,197	11,879
Depreciation and amortization	59,690	64,294	74,903

Total	136,186	133,493	155,520

Operating profit (loss)	(996)	12,958	15,096
Interest expense:
Convertible Second Secured Loan non-cash interest	20,043	31,210	36,360
Other bank interest and other interest	63,249	54,594	63,602

Total	83,292	85,804	99,962
Other expense	—	42	49
Loss from operations before income taxes and minority interest	(84,288)	(72,888)	(84,915)
Income tax benefit	11,688	4,523	5,269

Loss before minority interest	(72,600)	(68,365)	(79,646)
Minority interest in net income of subsidiaries	(64)	(47)	(55)

Net loss	(72,664)	(68,412)	(79,701)

Loss per share:
Basic and diluted:	(3.67)	(3.46)	(4.03)

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

		September 30,
		(unaudited)
	December 31,
	2002	2003	2003

	Euro	Euro	U.S.$
Cash	802	802	934
Trade accounts receivable — net	6,876	6,162	7,179
Other current assets	8,735	8,392	9,776

Total current assets	16,413	15,356	17,889
Property and equipment — net	520,225	479,654	558,797
Goodwill — net	359,686	359,658	419,002
Customer lists — net	47,890	44,017	51,280
Deferred tax assets	93,715	98,823	115,129
Other assets	47,789	42,669	49,710

TOTAL ASSETS	1,085,718	1,040,177	1,211,807

Accounts payable	16,147	9,759	11,369
Accrued expenses	42,847	33,152	38,622
Deferred revenue	1,610	2,713	3,161
Deferred purchase obligations	456	972	1,132
Sale-leaseback obligations — current	2,713	1,633	1,903
Bank and other debt — current	309	—	—

Total current liabilities	64,082	48,229	56,187
Sale-leaseback obligations	2,903	1,804	2,101
Deferred income taxes	82,544	82,544	96,164
Convertible Second Secured Loan	406,079	437,289	509,442
Revolving credit facility and other debt	496,795	505,197	588,555

TOTAL LIABILITIES	1,052,403	1,075,063	1,252,449
Minority interest	273	337	393
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Registered capital	50,582	50,614	58,965
Additional paid-in capital	361,131	361,246	420,852
Accumulated deficit	(378,671)	(447,083)	(520,852)

TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)	33,042	(35,223)	(41,035)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	1,085,718	1,040,177	1,211,807

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	For the Nine months ended September 30,

	2002	2003	2003

	Euro	Euro	U.S.$
Operating Activities
Net cash provided by operating activities	5,509	10,761	12,536
Investing Activities
Purchases of property and equipment	(23,397)	(17,295)	(20,149)
Proceeds from sale of property and equipment	116	100	117
Acquisitions of networks	(121)	—	—
Acquisitions of businesses, net of cash acquired	(294)	—	—

Net cash used in investing activities	(23,696)	(17,195)	(20,032)
Financing Activities
Proceeds from credit facilities	42,000	5,000	5,825
Proceeds from term loan	375,000	—	—
Repayments of credit facilities	(375,000)	—	—
Repayments of bank debt	—	(310)	(361)
Proceeds from bank overdrafts	403	3,410	3,973
Payment of bank financing fees	(16,188)	—	—
Repayments of sale-leaseback obligations	(3,616)	(2,179)	(2,539)
Net repayments of Deutsche Telekom loan	(40)	—	—
Payment of deferred purchase obligations	(5,163)	513	598

Net cash provided by financing activities	17,396	6,434	7,496

Net increase (decrease) in cash and cash equivalents	(791)	—	—
Cash and cash equivalents at beginning of period	2,933	802	934

Cash and cash equivalents at end of period	2,142	802	934

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

     PrimaCom AG, (“PrimaCom”) and subsidiaries (“the Company”), a German stock corporation, was formed on December 30, 1998, by the merger (“the Merger”) of Süweda Elektronische Medien- und Kabelkommunikations-AG (“Süweda”) into KabelMedia Holding AG (“KabelMedia”), two similarly sized German cable television network operators. At the date of the Merger, KabelMedia was renamed PrimaCom AG. KabelMedia and Süweda had been in existence since 1992 and 1983, respectively. Under U.S. GAAP, the Merger was accounted for under the purchase method of accounting as a reverse acquisition by Süweda of KabelMedia even though KabelMedia issued shares to Süweda’s shareholders as consideration in the Merger and is the surviving legal entity.

     Since KabelMedia’s inception in 1992, the Company has primarily owned and operated and acquired cable television networks in Germany. On September 18, 2000, with the acquisition of N.V. Multikabel (“Multikabel”), the Company expanded its operations from Germany to The Netherlands.

     The accompanying unaudited condensed consolidated financial statements of PrimaCom AG have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2002 included in the Company’s Annual Report on Form 20-F.

     All amounts in the accompanying notes to the unaudited condensed consolidated financial statements refer to continuing operations unless otherwise noted.

     All amounts herein are shown in Euro and for the nine months ended September 30, 2003 are also presented in U.S. dollars (“U.S.$”), presented solely for the convenience of the reader at the rate of €0.85837 = $1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2003. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

2.	RECLASSIFICATIONS

     Certain amounts in the prior year have been reclassified to conform to the 2003 condensed consolidated financial statement presentation.

3.	ACCOUNTING CHANGES

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires liability recognition for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 on January 1, 2003 did not have a material effect on the Company’s financial position or results of operations.

     In April 2002, SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, amendment of FASB Statement No. 13, and Technical Corrections” was issued. SFAS No. 145 rescinds SFAS No. 4 and No. 64, which required gains and losses from extinguishment of debt to be classified as extraordinary items. SFAS No. 145 also rescinds SFAS No. 44 since the provisions of the Motor Carrier Act of 1980 are complete. SFAS No. 145 also amends SFAS No. 13 eliminating inconsistencies in certain sale-leaseback transactions. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented shall be reclassified. The adoption of SFAS No. 145 on January 1, 2003 did not have a material effect on the Company’s financial position or results of operations.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (referred to as EITF) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity’s commitment to an exit plan, as required under EITF Issue No. 94-3. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company adopted of SFAS No. 146 on January 1, 2003 and the adoption did not have an impact on the Company’s financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about the obligations under certain guarantees. FASB Interpretation No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. In 2003, the Company adopted the initial recognition and initial measurement provisions of FASB Interpretation No. 45. The adoption of this interpretation did not have a material impact on the Company’s financial position or results of operations.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements.

     The Company currently owns a 15.7% minority interest in a joint venture in The Netherlands. The Company purchased this ownership in 2000, along with other digital television providers, for the purpose of providing digital service to its customers. Following an evaluation of the provisions of FASB Interpretation No. 46 the Company does not consider it necessary to consolidate this entity.

     In May 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS No.149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No.133.

     SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No.133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No.149 amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after September 30, 2003, except in certain cases.

     The Company enters into derivative financial instruments and other financial instruments related to its variable interest rate revolving credit facility. The Company is currently in the process of evaluating the impact, if any, of SFAS No.149 on the Company’s financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, which affects the accounting for three types of freestanding financial instruments. The first type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this Statement are obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. SFAS No.150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

     In addition, SFAS No.150 requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No.150 is effective for most financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Following an evaluation of the provision of SFAS No. 150, the Company does not consider that the adoption of this provision will have an impact on the Company’s financial position or results of operations.

4.	GOODWILL

     In June 2001, the FASB issued SFAS No.141, Business Combinations, effective for acquisitions initiated on or after July 1, 2001, and No.142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. SFAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations. SFAS No.142 requires that goodwill (and intangible assets deemed to have indefinite lives) no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

     On January 1, 2002, the Company adopted SFAS No. 141 and SFAS No. 142. As a result, goodwill is no longer amortized but rather is tested annually for impairment or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its fair value.

     Upon adoption of SFAS No. 142, the Company performed the first of the required impairment tests. Based on the results of that test, goodwill was not determined to be impaired. Additionally, the Company performed the first of the required annual impairment tests as of October 1, 2002. As a result of that test, goodwill was not determined to be impaired.

     The Company determined fair value using the discounted cash flows technique, which is subjective and requires management to use estimates of future cash flows and discount rates. Because these estimates of future cash flows are dependent on risks, uncertainties and other factors, the Company will continue to evaluate its estimates, which could result in the need to test goodwill for impairment prior to the annual test. The second annual impairment test as of October 1, 2003, will be performed in the fourth quarter.

5.	IMPAIRMENT OF LONG-LIVED ASSETS

     In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” Among other changes, SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. The Company adopted SFAS No. 144 during the first quarter of 2002. Adoption of this new accounting standard resulted in an impairment charge of long-lived assets in the amount of approximately €12,944,000 for the year end December, 31, 2002, which was recorded as additional depreciation expense.

     As a result of continued lower than expected performance in its digital cable business, the Company recorded a charge of approximately €3,000,000 in the third quarter of 2003 to write down certain long-term assets associated with this business.

6.	ACQUISITIONS

     On January 1, 2001, the Company signed an agreement to acquire 51% of the shares of Telekommunikationsgesellschaft mbH Eisenhüttenstadt, (“TKE”) for total consideration of approximately €26,000. After the municipal supervisory authority had approved the transaction, a claim was filed against the procedure of this sale. The court decided that the transaction is valid and the Company received the written decision of the court. In December 2001, the Company finalized the purchase of the 51% of TKE. Under the terms of the purchase agreement, the Company and TKE both had the option at certain dates to respectively buy or sell the remaining 49% of the shares of TKE for total consideration of approximately €7,414,000. On October 2, 2002 the former TKE shareholders exercised their option to sell its remaining 49% shares of TKE to the Company for cash consideration of approximately €4,869,000 and forgiveness of approximately €500,000 in loans receivable. TKE passed approximately 11,700 homes and served approximately 10,300 customers at the time of the acquisition.

     On August 1, 2001, the Company acquired 51% of the shares of EBH Service GmbH (“EBH”) for total consideration of approximately €26,000. Under the terms of the purchase agreement, the Company and EBH both had the option at certain dates to respectively buy or sell the remaining 49% of the shares of EBH for total consideration of approximately €956,000. On January 9, 2002, the former EBH shareholders exercised their option to sell its remaining 49% shares of EBH to the Company. EBH passed approximately 2,330 homes and served approximately 2,150 customers at the time of the acquisition.

     The proforma impact of these acquisitions on revenues, net loss and net loss per share is not material.

7.	BANK AND OTHER DEBT

     On September 18, 2000, in connection with the acquisition of Multikabel, the Company refinanced and cancelled its existing bank facility. In connection with this refinancing, the Company entered into a credit facility (hereafter the “Facility”) with a number of banks. The total aggregate amount of the Facility was €1.0 billion, comprised of a €985.0 million Revolving Credit Facility and a €15.0 million Overdraft Facility.

     In addition, on September 18, 2000, the Company entered into a €375.0 million Senior Working Capital Facility, which had a term of 10 years.

     In 2001, the Company received commitments from groups of international banks and amended its existing €1.0 billion Facility and €375.0 million Senior Working Capital Facility. These amendments restated certain terms and conditions, including repayment and borrowing conditions and financial covenants. The first amendment closed on May 15, 2001 and the Company paid fees of approximately €7,813,000 in connection with this first amendment. On November 15, 2001, a second amendment closed and the Company incurred fees of approximately €6,875,000.

     On March 26, 2002, the Company completed a modification of its €1.0 billion Facility and the €375.0 million Senior Working Capital Facility. The terms and conditions were renegotiated subject to the approval of the Company’s shareholders. Bank fees for the modification in 2002 amounted to €15,284,000. On June 5, 2002, the shareholders approved the modification of the Facility and Senior Working Capital Facility.

     The Senior Working Capital Facility was converted into a €375.0 million Convertible Second Secured Term Loan Facility (“Second Secured Loan”), which was utilized in full and those borrowings were used to repay an equivalent amount of the outstanding borrowings under the €1.0 billion Facility. As a result, the lending commitment under the €1.0 billion Facility was reduced ahead of the original schedule by the amount of the €375.0 million payment to €625.0 million. The Second Secured Loan has a final maturity date of March 31, 2010. However, the loan is convertible to common shares of PrimaCom Management GmbH at the option of the lenders based on predetermined financial ratios at any time on and after December 31, 2004.

     The Second Secured Loan bears an interest rate from 18.0% to 20.0% over the term of the loan. For the three months period ended September 30, 2003, the interest rate was 20.0%, which includes both a cash interest portion of 11.5% and a non-cash interest portion of 8.5%. The non-cash interest obligation is capitalized to the outstanding loan amount and will be due upon repayment of the Second Secured Loan.

     As of June 5, 2002, the Company had approximately €23,584,000 and €24,515,000 of capitalized debt issuance costs related to the original Facility and Senior Working Capital Facility, respectively, which includes €15,284,000 in fees paid by the Company in connection with March 26, 2002 modification.

     As a result of the modification, the Company recorded a charge of approximately €12,264,000 to interest expense to reduce capitalized debt issue cost fees associated with this facility. The reduction is a result of the decrease in the borrowing capacity of the Facility commitment. The remaining balance of debt issuance costs related to the Facility of €11,320,000 remained capitalized in other assets and are amortized to interest expense over the remaining term of the Facility. None of the previously capitalized debt issuance costs related to the Senior Working Capital Facility were written off, but instead remained capitalized and will be amortized into interest expense over the term of the Second Secured Loan.

     Of the €15,284,000 in fees paid for the refinancing, the Company capitalized €12,852,000, which are amortized to interest expense over the term of the refinanced debt agreements. The remaining fees of approximately €2,432,000 paid for certain legal and consulting services for the refinanced Senior Working Capital Facility were recorded as a charge in operating costs and expenses.

     As of September 30, 2003, the Company had net capitalized bank financing fees totaling approximately €34,881,000, which is included in other assets.

8.	LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share:

	Three months		Nine months
	ended September 30,		ended September 30,

	2002	2003	2002	2003

Numerator:
Net loss (in € thousands)	21,626	22,031	72,664	68,412
Denominator:
Weighted average shares	19,786,052	19,798,552	19,786,052	19,792,829
Basic and diluted loss per share (€)	(1.09)	(1.11)	(3.67)	(3.46)

     Outstanding stock options are excluded from the loss per share calculation because the effect would be antidilutive.

9.	LITIGATION RELATING TO PRIMACOM

     In The Netherlands, the Company has a legal dispute with Canal+ about the carriage or “access” fees, which Canal+ is obligated to pay to the Company. Initially, the decision by the district court (Kantongerecht) was in favor of the Company. However, Canal+ brought the legal dispute to the Dutch telecom regulator (“OPTA”) to provide a judgement about the carriage fees charged by the Company. At the end of 2002, OPTA completed its review regarding the carriage fees charged by the Company. However, the district court argued, that OPTA is not in a position to determine rates in such a case and therefore no decision was made. In 2003, Canal+ began a new case with the Company with the Arbitrary Institute. The Company cannot determine an outcome of this claim at this time. The arbitration procedures are expected to continue through to December 2003.

     The Company is currently in negotiations with third parties for the payment of current and past royalty fees. No formal settlement agreement has been reached as to final payment. The Company has accrued approximately €5,723,000 and €3,836,000 as of September 30, 2003 and 2002, respectively.

     The Company is part to routine litigation incidental to the normal conduct of business. In the opinion of management, the outcome of and liabilities in excess of what has been provided for related to these proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

10.	SEGMENT DISCLOSURE

     Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

     The Company has two reportable segments based on geographic location: Germany and The Netherlands. Both segments provide analog and digital cable programming, high-speed internet access and other network services.

     Revenues from these four product categories are regularly reviewed by the chief operating decision maker or decision making group. However, for internal reporting purposes, the Company does not allocate operating costs and expenses to these product categories to evaluate their performance.

     The Company evaluates performance and allocates resources based on profit or loss from operations before interest, taxes, depreciation and amortization. All elimination amounts in the segments relate primarily to intercompany transactions. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	Nine month ended		Three month ended
	September 30,		September 30,

	2002	2003	2002	2003

	(in € thousands)
Germany
Analog cable	86,343	86,158	28,915	28,446
Digital cable	528	556	183	178
High-speed internet	1,043	1,317	359	458
Other revenue	3,180	3,290	1,219	1,247

	91,094	91,321	30,676	30,329
The Netherlands
Analog cable	25,121	28,094	8,442	9,572
Digital cable	410	510	99	172
High-speed internet	12,426	19,123	4,597	6,712
Other revenue	6,139	7,403	2,143	2,708

	44,096	55,130	15,281	19,164

Total revenues	135,190	146,451	45,957	49,493

Germany	(732)	5,425	545	3,478
The Netherlands	(264)	7,533	903	2,427

Total operating profit (loss)	(996)	12,958	1,448	5,905

Germany	51,882	44,151	16,277	14,797
The Netherlands	31,410	41,653	12,763	13,883

Total interest expense — net	83,292	85,804	29,040	28,680

Germany	38,124	39,923	13,038	14,543
The Netherlands	21,566	24,371	7,203	8,816

Total depreciation and amortization	59,690	64,294	20,241	23,359

Germany	204,400	204,381	204,400	204,381
The Netherlands	164,864	199,294	164,864	199,294

Total goodwill and customer lists	369,264	403,675	369,264	403,675

Germany	561,389	548,565	561,389	548,565
The Netherlands	350,064	377,433	350,064	377,433

Total long-lived assets	911,453	925,998	911,453	925,998

Germany	13,264	8,027	4,260	1,847
The Netherlands	10,548	9,268	2,714	2,470

Total capital expenditures	23,812	17,295	6,974	4,317

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Three months ended September 30, 2002 and September 30, 2003

     Revenues. Revenues primarily include monthly subscription fees received for providing analog television, digital television and high speed Internet access, telephony, and data communication services, to our subscriber base. In addition to monthly subscription fees, we also receive revenue from our subscribers for installation, connection and administrative services. We receive recurring revenue for the lease of fiber optic capacity to businesses within our franchise areas. We also receive carriage fees from program producers, advertising revenue and other revenue related to the on-going operations and services provided to third parties and our subscriber base.

     Total revenue increased by 7.7% from €45,957,000 in the third quarter of 2002 to €49,493,000 in the third quarter of 2003.

	September 30	September 30
	2002	2003

Homes passed by coax (450 MHz networks)	1,410,168	1,381,281
Homes passed by fiber (862 MHz networks)	566,469	572,550

Total homes passed	1,976,637	1,953,831
Total ready-for-service homes (862 MHz networks)	446,231	452,395
Analog CATV subscribers (450 MHz networks)	907,953	891,485
Analog CATV subscribers (862 MHz networks)	390,012	403,343

Total analog-TV-subscribers	1,297,965	1,294,828
Digital TV subscribers	11,675	10,986
Internet subscribers	48,532	74,193
Telephony subscribers	33	2,331
Data communication subscribers	831	893

Total revenue generating units	1,359,036	1,383,231

     The number of revenue generating units increased by 24,195 from 1,359,036 at September 30, 2002 to 1,383,231 at September 30, 2003. The primary factor responsible for this growth was the increase in high speed Internet access customers in The Netherlands.

     Revenue from the analog cable television subscriber base increased by €661,000 from €37,357,000 in the third quarter of 2002 to €38,018,000 in the third quarter of 2003. In The Netherlands, analog cable television revenue increased from €8,442,000 in the third quarter of 2002 to €9,572,000 in the third quarter of 2003. The 13.4% increase in Multikabel’s analog cable television revenues resulted from an increase in its subscriber base and an increase in the average monthly rate charged for its analog service. In Germany, the revenue generated from the analog cable television business decreased slightly to €28,446,000 down from €28,915,000 for the same period in 2002, as a result of a slight reduction in subscribers mainly as a consequence of demographic effects in the eastern part of Germany. The average monthly revenue per analog television subscriber was €9.74 for the three months period ended September 30, 2003 and €9.57 for the three month period ended September 30, 2002. Multikabel reported average monthly revenue per analog cable television subscriber of €10.22 and our German operations reported average monthly revenue of €9.59 in the third quarter ended September 30, 2003, compared with €9.24 and €9.67, respectively, in the same period of 2002.

     For the third quarter ended September 30, 2003, we passed 572,550 homes with fiber optic cable and upgraded 452,395 homes to 862 MHz with two-way capability (ready-for-service-homes). 325,443 of the ready-for-service homes at September 30, 2003 belonged to Multikabel. The remaining 126,952 ready-for-service homes were upgraded homes in Germany. Including the Multikabel subscribers, approximately 34.9% of our subscriber base is now fully upgraded to 862 MHz and is two-way capable. In addition to analog cable service, these upgraded networks are capable of delivering both digital cable television and high-speed Internet access, telephony and data communication-services.

     For the third quarter of 2003, high-speed Internet access contributed €7,170,000 to revenue compared with €4,956,000 in the third quarter of 2002. Strong growth in our subscriber base for this product was the primary factor for this increase. Total high-speed Internet subscribers increased by 52.9% from 48,532 at September 30, 2002 to 74,193 at September 30, 2003. Penetration of high-speed Internet access customers to ready-for-service homes increased from 10.9% in 2002 to 16.4% in 2003. The average monthly revenue per subscriber decreased from €35.88 in the third quarter of 2002 to €33.68 in the third quarter of 2003.

     For the third quarter of 2003, Multikabel contributed €6,712,000 of high-speed Internet access revenue compared with €4,597,000 in the third quarter of 2002. The increase was due to strong growth in the subscriber base for this product. Total high-speed Internet subscribers in The Netherlands increased by 62.2% from 42,094 at September 30, 2002 to 68,273 at September 30, 2003. Penetration of high-speed Internet access customers to ready-for-service homes increased from 13.1% in 2002 to 21.0% in 2003. The average monthly revenue per subscriber decreased from €38.78 in the third quarter of 2002 to €34.31 in the third quarter of 2003 as we introduced new lower rate packages and extended our product portfolio to attract additional subscribers in low penetration rate market segments.

     In Germany, high-speed Internet access revenue increased by 27.6% from €359,000 in the third quarter of 2002 to €458,000 in the third quarter of 2003. The average monthly revenue per subscriber in Germany increased from €18.35 in the third quarter 2002 to €26.52 in the third quarter 2003. At September 30, 2002, we served 6,438 customers (including 2,318 dial-up customers) compared with 5,920 at September 30, 2003. Internet service to dial-up customers ended in the fourth quarter of 2002. This is the primary reason for the increase in average monthly revenue per subscriber. Penetration of high-speed Internet access customers to ready-for-service homes was 4.7% at September 30, 2003 compared with 3.3% at September 30, 2002.

     We expect high-speed Internet access subscribers, and therefore penetration to ready-for-service homes, to continue to increase at strong growth rates over the next years in both The Netherlands and Germany. However, average revenue per subscriber is expected to be subject to stronger competition than in the past.

     Digital television revenue increased from €282,000 in the third quarter of 2002 to €350,000 in the third quarter of 2003. The number of subscribers decreased from 11,675 at September 30, 2002 to 10,986 at September 30, 2003. At September 30, 2003 the penetration rate for digital subscribers for our ready-for-service homes was 2.4%.

     In Germany, revenue from digital television decreased from €183,000 in the third quarter of 2002 to €178,000 in the third quarter of 2003 due to demographic shifts in the former East German states we serve. Subscribers decreased from 7,598 at September 30, 2002 to 6,417 at September 30, 2003. At September 30, 2003 the penetration rate for digital subscribers for our ready-for-service homes in Germany was 5.1%. Multikabel contributed digital television revenue of €172,000 for third quarter of 2003 up from €99,000 for the third quarter of 2002. At September 30, 2003, Multikabel served 4,569 digital television subscribers, compared with 4,077 at September 30, 2002. At September 30, 2003 the penetration rate for digital subscribers for our ready-for-service homes at Multikabel was 1.4% compared with 1.3% at September 30, 2002.

     The development of digital television subscribers and revenue growth is below our expectations at this point. We are continually reviewing the product in order to make it more attractive to consumers or to reduce the cost associated with delivering the product. However, as a result of continued lower than expected performance in its digital cable business, the Company recorded a charge of approximately €3,000,000 in the third quarter of 2003 to write down certain long-term assets associated with this business.

     Other revenue includes revenue we receive in The Netherlands for data communication services that we provide to small-and medium-sized businesses and schools. Multikabel served approximately 893 small-and medium-sized businesses and schools at the end of September 2003, which contributed €1,525,000 of revenue for the third quarter of 2003. As of September 30, 2002, Multikabel served 831 small- and medium-sized businesses and schools, which contributed €1,194,000 to revenue in the third quarter of 2002. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area. We serve a majority of the schools in our service region. We expect this product offering to continue to grow for the next few years as our penetration of small- and medium-sized business increases.

     In the addition to the above, other revenue in Germany and The Netherlands increased by €262,000 from €2,168,000 in the third quarter of 2002 to €2,430,000 in the third quarter of 2003, principally as a result of a reclass of carriage fees to other revenues.

     The following table reconciles average revenue per subscriber (ARPU) to our U.S. GAAP consolidated financial statements:

	Germany		The Netherlands		Total

	September 30		September 30		September 30

	2002	2003	2002	2003	2002	2003

	(€ in thousands)
Revenues
Analog	28,915	28,446	8,442	9,572	37,357	38,018
Digital	183	178	99	172	282	350
Internet	359	458	4,597	6,712	4,956	7,170
Other	1,219	1,247	2,143	2,708	3,362	3,955

	30,676	30,329	15,281	19,164	45,957	49,493

Average subscribers
Analog	997,122	988,388	304,437	312,229	1,301,559	1,300,617
Digital	7,633	6,572	4,238	4,409	11,871	10,981
Internet	6,523	5,757	39,514	65,207	46,037	70,964
Telephony	—	—	35	1,468	35	1,468
Data communication	—	—	828	895	828	895
ARPU (in €)*
Analog	9.67	9.59	9.24	10.22	9.57	9.74
Digital	7.99	9.03	7.79	13.01	7.92	10.62
Internet	18.35	26.52	38.78	34.31	35.88	33.68

*	=	The calculation of ARPU’s has been changed to exclude carriage fees, which are now reported in other revenues. Prior years ARPU’s have been adjusted accordingly for comparative purposes.

     Operations. Operations costs include signal delivery fees paid to Kabel Deutschland GmbH and private successor network operators in Germany, city connection costs, Internet feed costs, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks.

     Operations costs decreased slightly by 1.6% from €11,235,000 in the third quarter of 2002 to €11,057,000 in the third quarter of 2003.

     Selling, General and Administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, sales commissions, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services.

     Selling, general and administrative expenses decreased by 23.4% to €7,058,000 in the third quarter of 2003 from €9,217,000 in the third quarter of 2002 reflecting the impact of ongoing cost saving programs and the favorable effect of reduced bad debt reserves following a detailed review during the quarter.

     Corporate Overhead. Corporate overhead includes the salaries and wages of all senior management, the company’s information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

     Corporate overhead decreased by 44.6% from €3,816,000 in the third quarter of 2002 to €2,114,000 in the third quarter of 2003. Overhead costs in the third quarter of 2002 included €502,000 one time debt refinancing costs. In addition, non-cash compensation expense associated with our stock option plan declined by 96.4% from €252,000 in the third quarter of 2002 to €9,000 in the third quarter of 2003. The primary factor responsible for the decline in non-cash operating expense was the expiration of the vesting period of a significant amount of stock options issued in February 1999 and a reduction in personnel and associated options. In addition, several accruals were released following a review in the third quarter of our reserve position.

     Depreciation and Amortization. Depreciation and amortization increased by 15.4% from €20,241,000 in the third quarter of 2002 to €23,359,000 in the third quarter of 2003. The increase in the depreciation charge is attributable to extra write downs of approximately €3.0 million resulting from impairment adjustments in both, Germany and The Netherlands, on certain long-term assets associated with our digital cable business.

     Operating Profit. Operating profit increased by €4,457,000 from €1,448,000 in the third quarter of 2002 to a profit of €5,905,000 in the third quarter of 2003 reflecting continuing savings on cost while increasing revenues.

     Interest Expense. Interest expense includes interest on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front-end finance fees paid to obtain bank borrowings.

     Interest expense decreased by €360,000 from €29,040,000 in the third quarter of 2002 to €28,680,000 in 2003, with the increased interest expense from our second secured loan being offset by lower interest rates on the senior facility and a decrease in the fair value of our interest rate derivates.

     For the third quarter of 2003, interest on the convertible second secured credit facility amounted to a total of €21,799,000 (€10,778,000 non-cash interest expense plus €11,021,000 cash interest expense), as compared with €17,523,000 (€9,939,000 non-cash interest expense as well as €7,584,000 cash interest expense) during the third quarter of 2002.

     The average amount outstanding under our revolving credit facility increased from €499.0 million in the third quarter of 2002 to €505.3 million in the third quarter of 2003. The average cash interest rate on the revolving credit bank borrowings decreased from 5.7% in the third quarter of 2002 to 4.3% in the third quarter of 2003.

     On March 26, 2002, we drew down the entire amount from the €375.0 million convertible second secured credit facility. In the third quarter of 2003, the average outstanding under the facility had, through the accumulation of non-cash interest, increased to €431.9 million. The average interest rate on the convertible second secured borrowings was 20.0% during the third quarter of 2003 compared with 18.0% in the third quarter of 2002. Of the 20.0%, interest rate 11.5% (8.0% in 2002) is calculated on the initial borrowings of €375.0 million and is payable on a quarterly basis. The remaining 8.5% (10.0% in 2002) non-cash interest is added every quarter to the principle amount of the initial drawdown of €375.0 million. Ongoing non-cash interest is calculated on the accumulated amount. Under our convertible secured credit facility agreement, non-

cash interest can be added to the accumulated principle balance until maturity in March 31, 2010, at which time the non-cash interest is payable in full.

     In total average indebtedness increased from €902.1 million in the third quarter of 2002 to €941.6 million in the three months ended September 30, 2003. The increase in average indebtedness is due primarily to the accumulation of non-cash interest. Interest expense in the third quarter of 2003 also includes €1,673,000 relating to the amortization of capitalized finance and legal fees as compared with the third quarter of 2002, where the interest expense included €1,691,000 related to amortization of capitalized finance and legal fees.

     Loss from Operations Before Income Taxes and Minority Interest. Loss from continuing operations before income taxes and other items decreased by €4,817,000 for the reasons discussed in the above sections from €27,592,000 in the third quarter of 2002 to €22,775,000 in the third quarter of 2003.

     Income Tax Benefit. Income tax benefit of €739,000 was recorded in the third quarter of 2003, compared with €5,994,000 in the third quarter of 2002, reflecting the reduction, primarily in The Netherlands, of benefit given for net operating loss carry forwards.

     Minority Interest in Net Income/Loss of Subsidiaries. Minority interest in net income of subsidiaries increased by €33,000 to €5,000 in the third quarter of 2003.

     Net Loss. Net loss increased slightly from €21,626,000 in the third quarter of 2002 to €22,031,000 in the third quarter of 2003.

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA. We define EBITDA as earnings before extraordinary items, cumulative effect of change in accounting principles, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We believe that EBITDA is a meaningful measure of performance because it is a commonly used measure in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA increased by 34.9% from €21,689,000 for the three months ended September 30, 2002 to €29,264,000 for the three months ended September 30, 2003.

     The following schedule reconciles EBITDA to our U.S. GAAP financial statements:

	For three months ended
	September 30,

	2002	2003

	(in € thousands)
Operating profit	1,448	5,905
Depreciation and amortization	20,241	23,359

EBITDA	21,689	29,264

Nine months ended September 30, 2002 and September 30, 2003

     Revenues. Total revenue increased by 8.3% from €135,190,000 in the first nine months of 2002 to €146,451,000 in the first nine months of 2003.

     The revenue derived from the analog cable television subscriber base increased by €2,788,000 from €111,464,000 in the first nine months of 2002 to €114,252,000 in the first nine months of 2003. In The Netherlands, analog cable television revenue increased from €25,121,000 in the first nine months of 2002 to €28,094,000 in the first nine months of 2003. The 11.8% increase in Multikabel’s analog cable television revenues resulted from an increase in its subscriber base and an increase in the average monthly rate charged for its analog service. In Germany, the revenue generated from the analog cable television business of €86,158,000 was down slightly from the €86,343,000 for the same period in 2002.

     The average monthly revenue per analog television subscriber was €9.75 for the nine month period ended September 30, 2003 and €9.51 for the same period ended September 30, 2002. Multikabel reported average monthly revenue per analog cable television subscriber of approximately €10.09 and our German operations reported average monthly revenue of €9.64 in the first nine months ended September 30, 2003 compared with €9.22 and €9.60 respectively for the same period in 2002. We expect to see continued revenue growth from analog television service from increased pricing and also further market penetration.

     For the first three quarters of 2003, high-speed Internet access contributed €20,440,000 to revenue compared with €13,469,000 in the first nine months of 2002. Strong growth in our subscriber base for this product was the primary factor for the increase. The average monthly revenue per subscriber decreased slightly from €36.23 in the first nine months of 2002 to €35.42 in the first nine months of 2003.

     For the first three quarters of 2003, Multikabel contributed €19,123,000 of high-speed Internet access revenue compared with €12,426,000 in the first nine months of 2002. The increase was due to strong growth in the subscriber base for this product. The average monthly revenue per subscriber decreased from €39.67 in the first nine months of 2002 to €36.16 in the first nine months of 2003 as we introduced new lower rate packages and extended our product portfolio to attract additional subscribers in lower usage market segments.

     In Germany, high-speed Internet access revenue increased by 26.3% from €1,043,000 in the first nine months of 2002 to €1,317,000 in the first nine months of 2003. The average monthly revenue per subscriber in Germany increased from €17.80 in the first nine months 2002 to €27.32 in the first nine months 2003. We expect high-speed Internet access subscribers, and therefore penetration to ready-for-service homes, to continue to increase at strong growth rates over the next years in both The Netherlands and Germany. However, average revenue per subscriber is expected to be subject to stronger competition than in the past.

     Digital television revenue increased from €938,000 in the first nine months of 2002 to €1,066,000 in the first nine months of 2003. At September 30, 2003 the penetration rate for digital subscribers for our ready-for-service homes was 2.4%, compared with 2.6% at September 2002.

     In Germany, revenue from digital television increased from €528,000 in the first nine months of 2002 to €556,000 in the first nine months of 2003 as a result of sales and marketing programs which emphasized higher rate packages. At September 30, 2003 the penetration rate for digital subscribers for our ready-for-service homes in Germany was 5.1%. Multikabel contributed digital television revenue of €510,000 for the first three quarters of 2003 up from €410,000 for the first three quarters of 2002. At September 30, 2003 the penetration rate for digital subscribers for our ready-for-service homes at Multikabel was 1.4% compared with 1.3% at September 30, 2002.

     The development in digital television subscribers and revenue continues to be below our expectations at this point. We are continually reviewing the product in order to make it more attractive to consumers or to reduce the cost associated with delivering the product. However, as a result of continued lower than expected performance in its digital cable business, the Company recorded a charge of approximately €3,000,000 in the third quarter of 2003 to write down certain long-term assets associated with this business.

     Other revenue includes revenue we receive in The Netherlands for data communication services we provide to small-and medium-sized businesses and schools, which contributed €4,157,000 of revenue for the first three quarters of 2003. Small- and medium-sized businesses and schools contributed €3,364,000 to revenue in the first nine months of 2002. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area. We serve a majority of the schools in our service region. We expect this product offering to continue to grow for the next few years as our penetration of small- and medium-sized business increases.

     In addition to the above, other revenue in Germany and the Netherlands increased by €581,000 from €5,955,000 in the first nine months of 2002 to €6,536,000 in the first nine months of 2003, principally as a result of a reclass of carriage fees to other revenues.

     The following table reconciles average revenue per subscriber (ARPU) to our U.S. GAAP consolidated financial statements:

	Germany		The Netherlands		Total

	September 30		September 30		September 30

	2002	2003	2002	2003	2002	2003

	(€ in thousands)
Revenues
Analog	86,343	86,158	25,121	28,094	111,464	114,252
Digital	528	556	410	510	938	1,066
Internet	1,043	1,317	12,426	19,123	13,469	20,440
Other	3,180	3,290	6,139	7,403	9,319	10,693

	91,094	91,321	44,096	55,130	135,190	146,451

Average subscribers
Analog	999,249	992,782	302,874	309,427	1,302,123	1,302,209
Digital	7,332	6,970	4,596	4,242	11,928	11,212
Internet	6,510	5,356	34,801	58,756	41,311	64,112
Telephony	—	—	27	821	27	821
Data communication	4	—	805	873	809	873
ARPU (in €)*
Analog	9.60	9.64	9.22	10.09	9.51	9.75
Digital	8.00	8.86	9.91	13.36	8.74	10.56
Internet	17,80	27.32	39.67	36.16	36.23	35.42

*	=	The calculation of ARPU’s has been changed to exclude carriage fees, which are now reported in other revenues. Prior years ARPU’s have been adjusted accordingly for comparative purposes.

     Operations. Operations costs include signal delivery fees paid to Kabel Deutschland GmbH and private successor network operators in Germany, city connection costs, Internet feed costs, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks.

     Operations costs decreased by 1.2% from €35,168,000 in the first nine months of 2002 to €34,756,000 in the first nine months of 2003.

     Selling, General and Administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, sales commissions, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services.

     Selling, general and administrative expenses decreased by 10.7% to €24,246,000 in the first nine months of 2003 from €27,146,000 in the first nine months of 2002 reflecting the impact of ongoing cost saving programs and the favorable effect of reduced bad debt reserves following a detailed review in the third quarter.

     Corporate Overhead. Corporate overhead includes the salaries and wages of all senior management, the company’s information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

     Corporate overhead decreased by 28.1% from €14,182,000 in the first nine months of 2002 to €10,197,000 in the first nine months of 2003. Overhead costs in the first nine months of 2002 included €2,432,000 one time debt refinancing costs. Non-cash compensation expense associated with our stock option plan declined by 86.9% from €1,100,000 in the first nine months of 2002 to €144,000 in the first nine months of 2003. The primary factor responsible for the decline was the expiration of the vesting period of significant amount of stock options issued in February 1999 and a reduction in personnel and associated options. In addition several accruals were released following a review in the third quarter of our reserves position.

     Depreciation and Amortization. Depreciation and amortization increased by 7.7% from €59,690,000 in the first nine months of 2002 to €64,294,000 in the first nine months of 2003. The increase in the depreciation charge is largely attributable to extra write downs of approximately €3 million resulting from impairment adjustments in both, Germany and The Netherlands, on certain long-term assets associated with our digital cable business.

     Operating Profit/Loss. Operating results improved by €13,954,000 from a loss of €996,000 in the first nine months of 2002 to a profit of €12,958,000 in the first nine months of 2003 reflecting continuing controls on cost while increasing revenues.

     Interest Expense. Interest expense includes interest on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front-end finance fees paid to obtain bank borrowings.

     Interest expense increased by €2,512,000 from €83,292,000 in the first nine months of 2002 to €85,804,000 in 2003. For the first three quarters of 2002, interest expense included the write off of capitalized finance fees and related advisory fees of €12,264,000 related to the reduction of the €1.0 billion revolving credit facility. The primary factor responsible for the increased interest expense was the higher interest rates associated with the €375 million Convertible Second Secured Credit Facility, as compared with our Revolving Credit Facility, under which this amount was primarily due during the first quarter of 2002. This has been substantially offset by lower interest rates on the Senior Facility and a decrease in the fair value of our interest rate derivatives.

     For the first three quarters of 2003, interest on the convertible second secured credit facility amounted to a total of €61,111,000 (€31,210,000 non-cash interest expense plus €29,901,000 cash interest expense), as compared with €35,710,000 (€20,043,000 non-cash interest expense as well as €15,667,000 cash interest expense) during the first three quarters of 2002.

     The average amount outstanding under our revolving credit facility decreased from €575.1 million in the first nine months of 2002 to €503.2 million in the first nine months of 2003. The average cash interest rate on the revolving credit bank borrowings decreased from 5.7% in the first nine months of 2002 to 4.7% in the first nine months of 2003.

     On March 26, 2002, we drew down the entire amount from the €375.0 million convertible second secured credit facility. In the first nine months of 2003 the average outstanding under the facility had through the accumulation of non-cash interest, increased to €421.6 million. The average interest rate on the convertible second secured borrowings was 19.3% during the first three quarters of 2003 compared with 18.0% in the first nine months of 2002. Of the 19.3% average interest rate, 10.5% (8.0% in 2002) is calculated on the initial borrowings of €375.0 million and is payable on a quarterly basis. The remaining 8.8% (10.0% in 2002) non-cash interest is added every quarter to the principal amount of the initial drawdown of €375.0 million. Ongoing non-cash interest is calculated on the accumulated amount. Under our convertible secured credit facility agreement, non-cash interest can be added to the accumulated principal balance until maturity in March 31, 2010, at which time the non-cash interest is payable in full.

     In total average indebtedness increased from €879.6 million in the first nine months of 2002 to €929.8 million in the first nine months of 2003. The increase in average indebtedness is due to the accumulation of non-cash interest and amounts drawn down from our revolving credit facility in order to pay financing fees and meet our interest payments on both facilities. Interest expense in the first nine months of 2003 also includes €5,021,000 relating to the amortization of capitalized finance and legal fees as compared with the first three quarters of 2002, where the interest expense included €5,130,000 related to amortization of capitalized finance and legal fees.

     Loss from Operations Before Income Taxes and Minority Interest. Loss from continuing operations before income taxes and other items decreased by €11,400,000 for the reasons discussed in the above sections from €84,288,000 in the first nine months of 2002 to €72,888,000 in the first nine months of 2003.

     Income Tax Benefit. Income tax benefit of €4,523,000 was recorded in the first nine months of 2003, compared with €11,688,000 in the first nine months of 2002, reflecting the reduction, primarily in The Netherlands, of benefit given for net operating loss carry forwards.

     Minority Interest in Net Income of Subsidiaries. Minority interest in net income of subsidiaries decreased by €17,000 to €47,000 in the first nine months of 2003.

     Net Loss. Net loss decreased from €72,664,000 in the first nine months of 2002 to €68,412,000 in the first nine months of 2003.

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA. We define EBITDA as earnings before extraordinary items, cumulative effect of change in accounting principles, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We believe that EBITDA is a meaningful measure of performance because it is a commonly used measure in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA increased by 31.6% from €58,694,000 for the nine months ended September 30, 2002 to €77,252,000 for the nine months ended September 30, 2003.

     The following schedule reconciles EBITDA to our U.S. GAAP financial statements:

	For nine months ended
	September 30,

	2002	2003

	(in € thousands)
Operating profit (loss)	(996)	12,958
Depreciation and amortization	59,690	64,294

EBITDA	58,694	77,252

LIQUIDITY AND CAPITAL RESOURCES

     We have historically relied on three sources for necessary funding:

•	cash flow from operations,

•	sale-lease back transactions, and

•	borrowings under our bank facilities.

     For the nine months ended September 30, 2003 net cash of €10,761,000 was provided by operating activities.

     For the nine months ended September 30, 2003 we used cash in investing activities of €17,195,000. Net cash provided by financing activities amounted to €6,434,000.

     The €17,195,000 we invested in capital expenditures for the nine months ended September 30, 2003 was invested equally in Germany and The Netherlands to replace electronic components and improve the technical standards of our network in Germany. We have only minimal commitments to make capital expenditures under the terms of our concession or franchise agreements or otherwise, but anticipate that we will also make capital expenditures in the near future to selectively upgrade existing cable systems. To the extent cash flow is not sufficient to fund our operating expenses, debt service and capital expenditures, we expect to borrow the necessary funds under our bank facility.

     At September 30, 2003, our aggregate consolidated indebtedness was approximately €946.9 million, comprised of approximately €942.5 million of bank debt outstanding, €3.4 million of capital leases obligations, and €1.0 million of deferred purchase obligations.

     On September 18, 2000, our wholly-owned subsidiary PrimaCom Management GmbH entered into a €1.0 billion reducing senior secured revolving credit facility with a number of lenders. The senior secured facility was put in place to refinance all outstanding debt at that time, to fund the acquisition of Multikabel, future capital expenditures and acquisitions and for other general corporate purposes. Under the terms of the senior secured revolving credit facility, our subsidiaries may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all amounts will become due and payable. As required by a condition to the senior secured facility, PrimaCom AG also entered into a €375.0 million working capital facility concurrently with entering into the senior secured facility. The working capital facility was intended as a means by which PrimaCom AG could access longer-term unsecured debt financing, which would benefit the lenders under the senior secured facility, in the event the high yield note issuance contemplated by PrimaCom AG at the time was not completed. The working capital facility was committed until May 15, 2001. At that time, we or the senior secured facility lenders could request that the working capital facility be drawn, with the proceeds being used to repay borrowings under the senior secured facility. If the working capital facility had been drawn, it would have converted to a loan or debt security with a ten-year maturity. The interest rate on the working capital facility would have been no less than 13% per annum and no greater than a cap based on current trading yields of high yield securities issued by comparable companies. In the event that the working capital facility remained outstanding beyond September 30, 2001, PrimaCom AG also agreed to issue contingent value rights which would provide the facility holders with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire up to 5% of our equity capital at prices based on relevant market values. Therefore we entered into a Contingent Value Right (“CVR”) agreement, which was a condition precedent to the obligations of the lenders under the senior working capital facility. Pursuant to the CVR agreement, we were required, if requested on or before September 18, 2010, to make a payment in either cash or common shares to the holders of each CVR certificate equal to the difference between the market price of a share of our common stock on the date of exercise of such CVR and 110% of the market price of a share of such common stock on the relevant release date, being November 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002, subject to the provisions of the CVR agreement, in particular various provisions protecting the holders of CVR Certificates against dilution. The total number of CVRs to be issued under the CVR agreement equaled five percent of the outstanding number of our shares. The total amount of CVRs to be issued under this assignment and still outstanding as of September 30, 2003, is 989,300.

     We announced our proposed merger with UPC Germany on March 29, 2001 and requested an extension of the commitment under the working capital facility until the merger could be consummated. On May 15, 2001 the lenders under our senior secured and working capital facilities agreed to an extension of the commitment under the working capital facility until November 15, 2001. In addition, we agreed with the lenders under the working capital facility to a cap on cash interest of 16% and on total interest of 18%. It was also agreed that on November 15, 2001 either we or the lenders under the senior secured revolving credit facility could request that the working capital facility be drawn. If drawn, the working capital facility would then have converted to a ten-year security or loan.

     On August 26, 2001, UPC notified us it would not vote in favor of our merger with UPC Germany, and the merger was removed from the agenda of our shareholders’ meeting held on August 28, 2001. Between September 18, 2000, on which our credit facilities were entered into and August 2001, when the proposed merger failed to proceed, the market for high-yield debt had deteriorated significantly for broadband communications companies, as a result of which we concluded that it was not realistic for us to seek to access that market in the near to medium term. As a result, we immediately initiated negotiations with the lenders under our senior secured revolving credit facility and working capital facilities, with a view to amending certain terms of the working capital facility which might in the future otherwise have resulted in non-compliance with financial covenants included in those facilities if the working capital facility were drawn in full. The lending commitment and date of any mandatory drawing under the working capital facility were extended on three further occasions while these negotiations progressed, upon payment by us of commitment and other fees totaling approximately €25.0 million

     On March 26, 2002, we completed the refinancing of our senior secured revolving credit and working capital facilities. The amended working capital facility was conditionally replaced by a €375.0 million convertible second secured term loan facility, which was drawn down in full on March 26, 2002. Those borrowings were used to repay an equivalent amount of outstanding borrowings under the senior secured facility. In addition, the lending commitment under the senior secured facility was reduced by the amount of the borrowings under the convertible second secured term loan facility, to €625.0 million Approval of the modifications to our debt facilities by our shareholders was obtained on June 5, 2002.

     The available commitment under the senior secured facility is to be reduced in quarterly amounts beginning September 30, 2003 to the amounts reflected below as of December 31 of the years indicated:

Available
commitment
and overdraft

(€)
December 31, 2002	625,000,000
December 31, 2003	594,500,000
December 31, 2004	533,500,000
December 31, 2005	472,500,000
December 31, 2006	411,500,000
December 31, 2007	335,250,000
December 31, 2008	225,450,000

     The senior secured facility contains financial covenants common for financings of this type. Our ability to borrow under the senior secured facility depends on our continued compliance with these covenants. Breach of these covenants may result in an event of default. In addition to the requirement to meet certain financial covenants, there are restrictions on, among other things:

•	Incurring debt,

•	encumbering revenues or assets,

•	lending funds to third parties or assuming liabilities,

•	disposing of assets, and

•	paying dividends or making distributions.

     The senior secured facility contains several events of default in addition to the following:

•	amendment, suspension or termination of certain contracts which results in a material adverse change, and

•	a regulatory change in the environment in which we operate, which results in a material adverse effect.

     The occurrence of an event of default could result in all amounts outstanding under the senior secured facility becoming immediately due and payable and the limitation of further drawings under the senior secured facility. It could also result in the acceleration of amounts outstanding under our other debt instruments, including the convertible second secured term loan facility.

     The senior secured facility is secured until the satisfaction of the obligation by, among other things, pledges or assignments of receivables from subscribers, intercompany loans, partnership interests and shares of our subsidiaries.

     Amounts outstanding under the revolving credit facility bear interest at the rate of EURIBOR in the case of amounts owing in Euro and LIBOR in the case of amounts owing in a currency other than Euro plus a margin of between 0.5% and 2.5%, depending on our ratio of total indebtedness to annualized Adjusted EBITDA. At September 30, 2003 the applicable margin was 2.25%.

     The convertible second secured term loan funded on March 26, 2002 and is due and payable on March 31, 2010. The interest on this facility is divided into cash and non-cash components. The non-cash interest is added to the principal outstanding under the facility and will then incur further non-cash interest as a principal amount. Cash interest begins to accrue at 8% and increases to 12% over time and accrues only on the initial principal amount of the facility, €375.0 million. All-in interest is initially 18% and increases to 20% over time. The cash, non-cash and all-in interest rates are set out on the following schedule:

	Cash Rate	Noncash Rate	All-in rate

March 26, 2002 - September 30, 2002	8.0%	10.0%	18.0%
October 1, 2002 - December 31, 2002	8.5%	10.5%	19.0%
January 1, 2003 - March 31, 2003	9.5%	9.5%	19.0%
April 1, 2003 - June 30, 2003	10.5%	8.5%	19.0%
July 1, 2003 - September 30, 2003	11.5%	8.5%	20.0%
October 1, 2003 - final maturity	12.0%	8.0%	20.0%

     The convertible second secured term loan facility may be prepaid in whole or in part at any time at our option and all accrued but unpaid non-cash interest in excess of 18% for any period will be forgiven on the indebtedness thereunder if the facility is repaid in full by December 31, 2004. Lenders who were not party to the convertible second secured term loan when initially funded on March 26, 2002 would receive a prepayment fee on any amount we prepay to that lender of 3% of that amount during the first year of the loan, 2% during the second year of the loan and 1% during the third year of the loan.

     The outstanding but unvested contingent value rights under the original facility have been cancelled, with the exception of rights providing the lenders under the convertible second secured term loan facility with an economic benefit payable in cash, equivalent to that which they would have received had they exercised warrants to acquire 2.49% of PrimaCom AG’s equity capital at prices based on relevant market values. On June 5, 2002, our shareholders approved that the contingent value rights can be replaced by a bond with warrants granting however the right to convert into our shares at exercise prices that had been defined in accordance with the conditions of the unvested contingent value rights.

     At any time on or after December 31, 2004, the lenders under the convertible second secured loan term facility may opt to convert their outstanding loans into shares of PrimaCom Management GmbH having a nominal value determined by computing the ratio of the amount of debt being converted to the quotient of twelve times EBITDA (defined as earnings before interest, tax, depreciation and amortization) for the twelve month period through the end of the most recent calendar quarter less the amount of then outstanding consolidated debt of PrimaCom AG at the end of the most recent calendar quarter plus the amount of debt then being converted, and the total nominal value of all PrimaCom Management GmbH shares then outstanding. However, in no case will the lenders under the convertible second secured term loan facility be entitled to convert their loans under that facility into shares of PrimaCom Management comprising more than 65% of the total nominal capital of PrimaCom Management GmbH.

     The convertible second secured term loan facility is guaranteed by PrimaCom Management GmbH, a wholly owned subsidiary of PrimaCom AG, and is secured by second-ranking pledges (after the pledges securing the senior facility) on the shares of the operating companies owned by PrimaCom Management GmbH until the satisfaction of the obligation.

     Due to the restrictive nature of our debt covenants, we are working with our lenders to create an alternative financial structure to resolve these restrictions.

Outlook

     The Company expects for the current year an overall positive development of its operative business. The basis for that is a stable position of the German activities and a continued growth in the Netherlands, especially as a result of a growth in the number of internet subscribers. The Company’s results will further on — despite operative improvements — be burdened with high interest expenses as a consequence of the high leverage and interest rates.

     The Company is currently in discussion with their lenders to renegotiate its bank facilities. As of today no commitments have been agreed to.

Employees

     On September 30, 2003 PrimaCom and subsidiaries had total of 838 employees comprised of 641 full time and 197 part time employees. On September 30, 2002 there were a total of 838 employees of which were 684 full time and 154 part time.

Directors’ Dealings

	September 30, 2002		December 31, 2002		September 30, 2003

	shares	options	shares	options	shares	options

Management Board (Vorstand)
Dr. Jens Kircher(*1)	—	—	—	100,000	—	100,000
Prof. Dr. Stefan Schwenkedel	—	100,000	—	100,000	—	100,000
Paul Thomason(*2)	146,969	100,000	—	—	—	—
Supervisory Board (Aufsichtsrat)
Boris Augustin	3,464	—	3,464	—	3,464	—
Heinz Eble	39,358	—	39,358	—	39,358	—
Brigitte Preuß(*3)	166,997	—	166,997	—	166,997	—

Total	356,788	200,000	209,819	200,000	209,819	200,000

*1	Dr. Jens Kircher was appointed to the Management Board effective October 1, 2002. At this time he was granted 100,000 options.

*2	Paul Thomason resigned from the Management Board effective September 30, 2002. At this time he had 100,000 options and 146,969 shares.

*3	The 166,997 shares of Brigitte Preuss are held in trust by Wolfgang Preuss. Mr. and Mrs. Preuss have shared voting power over these shares.

FORWARD LOOKING STATEMENTS

     This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history for its merged operations, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

PrimaCom AG
An der Ochsenwiese 3
55124 Mainz / Germany

AD HOC PRESS RELEASE

PRIMACOM REPORTS IMPROVED REVENUES AND RESULTS FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2003

Mainz, November 28, 2003: PrimaCom reports further improved consolidated revenues and results for the third quarter and first nine months of 2003.

Third quarter 2003 revenues reached Euro 49.5 million a 7,6 per cent increase over the third quarter of 2002.

The Company significantly improved its operating profit to Euro 5.9 million in the third quarter of 2003 compared with Euro 1.4 million in the third quarter of 2002. This improvement is the result of continued cost control measures and increased revenues.

EBITDA for the third quarter of 2003 increased to Euro 29.3 million, a 35.0 per cent increase over the third quarter 2002 EBITDA.

Net loss for the third quarter of 2003 was Euro 22.0 million compared with a net loss of Euro 21.6 million for the third quarter of 2002.

Revenue increased by 8.4 per cent to Euro 146.5 million for the first nine months of 2003 compared with Euro 135.2 million in the first nine months of 2002.

The operating profit for the first nine months of 2003 significantly improved to Euro 13.0 million after an operating loss of Euro 1.0 million in the first nine months of 2002.

EBITDA for the first nine months of 2003 increased to Euro 77.3 million, a 31.6 per cent increase over the first nine months of 2002.

Net loss for the first nine months of 2003 decreased to Euro 68.4 million, a 5.9 per cent decrease from the first nine months 2002.

Revenue generating units increased by 24,195 or 1.8 per cent from 1,359,036 at September 30, 2002 to 1,383,231 at September 30, 2003. The primary factor responsible for the growth was the 52.9 per cent or 25,661 increase in high-speed internet subscribers.

PrimaCom continues to focus on revenue improvements, cost reduction management and profitability improvements and actively pursues all opportunities to reorganise its debt and equity structure.

There will be a full length press release on the third quarter and nine month results of 2003 later today.

Contact:	Dr. Stefan Schwenkedel Chief Financial Officer Tel. +49 6131 — 944 541 Fax:+49 6131 — 944 549 www.primacom.de	Alexander M. Hoffmann, Director, Investor Relations Tel. +49 6131 — 944 520 Fax: +49 6131 — 944 509 e-mail: investor@primacom.de

PrimaCom (www.primacom.de) is a significant private cable network operator with over five per cent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. PrimaCom is Germany’s most experienced Digital-TV cable operator. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes 2m homes and serves 1.3m subscribers, 1.0m in Germany and 300,000 in The Netherlands. PrimaCom shares are traded at the Frankfurter Börse (ISIN: DE0006259104, Xetra Symbol: “PRC.ETR”) and PrimaCom ADRs (2 ADRs equal 1 share) are traded in the USA at the OTC BB Market (Symbol: “PCAGY”).

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

PrimaCom AG
An der Ochsenwiese 3
55124 Mainz

PRESSRELEASE

CONTACTS:	Dr. Stefan Schwenkedel Chief Financial Officer Tel.: (49) 6131-944-541

Alexander Hoffmann Director, Investor Relations Tel.: 49 6131 / 944-520 Fax: 49 6131 / 944-509 investor@primacom.de www.primacom.de

PRIMACOM REPORTS RESULTS FOR THE THIRD QUARTER AND FIRST NINE MONTHS ENDED SEPTEMBER 30, 2003

     MAINZ, GERMANY — November 28, 2003: — PrimaCom AG (OTC BB “PCAGY” and Prime Standard Frankfurt, “ISIN DE000625 9104”) today announces its consolidated operating and financial results for the third quarter and the first nine months ending September 30, 2003.

Third Quarter 2003

     For the third quarter 2003, revenues increased by 7.6 per cent or € 3.5m to € 49.5m compared with € 46.0m in the same period of 2002. The primary factor for this growth was the significant increase of Internet subscribers and price increases in The Netherlands.

     The Company significantly improved its operating profit to € 5.9m in the third quarter of 2003 compared with € 1.4m in the third quarter of 2002. This improvement is the result of continued cost control measures and increased revenues.

     EBITDA for third quarter 2003 increased by 35.0 per cent to € 29.3m compared with € 21.7m for the third quarter 2002.

     The following schedule reconciles EBITDA to the U.S. GAAP financial statements:

	Three months ended
	September 30,

	2002	2003

	(in € 000s)
Operating profit	1,448	5,905
Depreciation and amortization	20,241	23,359

EBITDA	21,689	29,264

     Interest expense for the third quarter of 2003 was € 28.7m compared with € 29.0m for the third quarter of 2002.

     Net loss for the third quarter of 2003 was € 22.0 m or € 1.11 per basic and diluted share compared with a net loss of € 21.6m or € 1.09 per basic and diluted share for the third quarter of 2002.

     At September 30, 2003, we passed 572,550 homes with fibre optic cable and upgraded 452,395 homes to 862 MHz ready-for-service (RFS) homes with two-way capability. Of these, Multikabel operated 325,443 at September 30, 2003. Multikabel is a 100 per cent subsidiary of PrimaCom. Its service area is the region of Noord Holland in the Netherlands. The remaining 126,952 RFS homes are upgraded homes operated in Germany. Including Multikabel subscribers, 34.9 per cent of our subscriber base is now fully upgraded to 862 MHz and two-way capable. In addition to analog cable services, these upgraded networks are capable of delivering digital cable television, high-speed Internet access, telephony, and data communication services.

     Revenue generating units increased by 24,195 or 1.8 per cent from 1,359,036 at September 30, 2002 to 1,383,231 at September 30, 2003. The primary factor responsible for the growth was the 52.9 per cent or 25,661 increase in high-speed Internet access subscribers.

PrimaCom Networks:

	September 30

	2002	2003

Homes passed by coax (450 MHz networks)	1,410,168	1,381,281
Homes passed by fiber (862-MHz networks)	566,469	572,550

Total homes passed	1,976,637	1,953,831

Total “ready-for-service” homes (862-MHz networks)	446,231	452,395
Analogue CATV subscribers (450-MHz-networks)	907,953	891,485
Analogue CATV subscribers (862-MHz-networks)	390,012	403,343

Subtotal	1,297,965	1,294,828

Digital TV subscribers	11,675	10,986
Internet subscribers	48,532	74,193
Telephony subscribers	33	2.331
Data communication subscribers	831	893

Subtotal	61,071	88,403

Total Revenue generating units	1,359,036	1,383,231

     Analog TV: Third quarter 2003 revenue from analog cable television was €38.0m, an increase of 1.6 per cent over revenues of €37.4m in the third quarter of 2002. Subscriber and rate increases primarily in The Netherlands and to a lesser extent some minor rate increases in Germany accounted for the growth.

     Digital TV: The number of digital TV subscribers decreased from 11,675 at September 30, 2002 to 10,986 at September 30, 2003. Digital TV revenue increased by €68k from €282k in the third quarter of 2002 to €350k in the third quarter of 2003. At September 30, 2003 the penetration rate for digital subscribers of our RFS homes was 2.4 per cent. The development in digital television subscribers and related revenue continues not to meet our expectations at this point.

     The following table reflects the development of the digital television sector:

	3rd	4th	1st	2nd	3rd
	Quarter	Quarter	Quarter	Quarter	Quarter
Digital TV	2002	2002	2003	2003	2003

RFS homes	446,231	448,088	449,392	451,358	452,395
Digital Television Subscribers	11,675	11,628	11,258	10,975	10,986
Penetration RFS homes	2.6%	2.6%	2.5%	2.4%	2.4%
Revenues in €000’s	282	332	359	357	350
Contribution to Total Revenue	0.6%	0.7%	0.7%	0.7%	0.7%

     High speed Internet: At the end of the third quarter 2003, the high speed Internet subscribers totaled 74,193, which is a 52.9 per cent increase from the third quarter of 2002 and a 9.5 per cent increase over the second quarter of 2003. This trend is likely to continue as the Company’s Internet offering in The Netherlands continues to experience strong customer acceptance.

     The following table reflects the development of the high speed Internet access sector:

	3rd	4th	1st	2nd	3rd
	Quarter	Quarter	Quarter	Quarter	Quarter
Internet	2002	2002	2003	2003	2003

RFS homes	446,231	448,088	449,392	451,358	452,395
Internet subscribers	48,565 *	53,545	60,975	67,734	74,193
Penetration RFS homes	10.9%	11.9%	13.6%	15.0%	16.4%
Revenues in €000’s	4,956	5,659	6,269	7,001	7,170
Contribution to Total Revenue	10.8%	12.1%	13.1%	14.1%	14.5%

*	includes 33 telephony subscribers

     Average monthly revenue per internet subscriber (ARPU) decreased 6.1 per cent to € 33.68 in the third quarter of 2003 compared with € 35.88 in the third quarter of 2002 as we introduced new lower rate packages and extended our product portfolio to attract additional subscribers in lower usage market segments.

     In The Netherlands, PrimaCom receives revenue from data communication services it provides to small-and medium-sized businesses and schools. Multikabel served 893 small- and medium- sized businesses and schools as of September 2003, which contributed € 1.5m to revenue in the third quarter of 2003. At the end of September 2002, Multikabel served 831 small- and medium-sized businesses and schools, which contributed € 1.2m to revenue in the third quarter of 2002.

     The following table reflects the development of the data communication sector:

	3rd	4th	1st	2nd	3rd
	Quarter	Quarter	Quarter	Quarter	Quarter
Data Communication	2002	2002	2003	2003	2003

RFS homes	446,231	448,088	449,392	451,358	452,395
Data Communication Subscribers	831	832	871	897	893
Penetration RFS homes	0.2%	0.2%	0.2%	0.2%	0.2%
Revenues in €000’s	1,194	1,406	1,231	1,401	1,525
Contribution to Total Revenue	2.6%	3.0%	2.6%	2.8%	3.1%

     Other revenue increased from €3.4m in the third quarter of 2002 to €4.0m in the third quarter of 2003.

First nine months of 2003

     Revenue increased by 8.4 per cent from €135.2m in the first nine months of 2002 to €146.5m for the first nine months of 2003. The primary factors, which impacted revenue growth, were the increase in analog subscribers in Multikabel, rate increases in particular in The Netherlands, and minor rate increases in Germany and more significantly all the considerable growth in the internet subscriber base in The Netherlands.

     Operating result: The Company showed an operating profit of €13.0m in the first nine months of 2003 after an operating loss of €1.0m in the first nine months of 2002 reflecting continued cost control measures, combined with revenue growth during this period.

     Interest expense increased by €2.5m from €83.3m in the first nine months of 2002 to €85.8m in the first nine months of 2003. The primary factor responsible for the increased interest expense was the higher interest rates associated with the €375m convertible second secured credit facility, which during the first nine months of 2002 was for about three months part of the revolving credit facility. Additionally in the first nine months of 2002, interest expense included a write off of capitalized finance fees and related advisory fees related to the restructuring of the revolving credit facility in March 2002.

     EBITDA for the first nine months 2003 increased by 31.7 per cent to €77.3m compared with €58.7m for the first nine months of 2002 primarily as the result of improved operating performance.

     The following schedule reconciles EBITDA to the U.S. GAAP financial statements:

	Nine months ended
	September 30,

	2002	2003

	(In € 000’s)
Operating profit (loss)	(996)	12,958
Depreciation and amortization	59,690	64,294

EBITDA	58,694	77,252

     Net loss for the first nine months ended September 30, 2003 decreased by 5.9 per cent and was €68.4m or €3.46 per basic and diluted share compared with a net loss of €72.7m or €3.67 per basic and diluted share for the first nine months ended September 30, 2002.

     As of September 30, 2003, the Company’s aggregate consolidated indebtedness was €946.8m comprised of €942.5m of bank debt, €3.4 m of capital leases obligations, and €0.9m of deferred purchase obligations.

     Net cash provided by operating activities was €10.8m for the first nine months ended September 30, 2003. In the same period, the Company used cash in investing activities of €17.2m. Net cash provided by financing activities amounted to €6.4m.

     PrimaCom Chief Financial Officer, Stefan Schwenkedel, commented, “We are pleased to report improved operating results which help us in our important task to strengthen our financial position, which is still strongly impacted by the substantial interest expenses resulting from the company’s high financial leverage.”

     Conference call:

In conjunction with this release, Stefan Schwenkedel, Chief Financial Officer and Alexander M. Hoffman, EVP Investor Relations, will host an analyst conference call, which will be simultaneously broadcasted live over the internet.

The CONFERENCE CALL
is scheduled for November 28th, 2003
at 5:00 PM Frankfurt, 4:00 PM London, 11:00 AM New York,.
access via Internet www.primacom.de

     Everyone interested in the conference call can listen in via a link on the Company’s homepage www.primacom.de

About PrimaCom: PrimaCom AG (www.primacom.de ) is a significant private cable network operator with over five per cent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. PrimaCom is Germany’s most experienced Digital-TV cable operator. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes 2m homes and serves 1.3m subscribers, 1.0m in Germany and 300,000 in The Netherlands. PrimaCom shares are traded at the Frankfurter Börse (ISIN: DE0006259104, Xetra Symbol: “PRC.ETR”) and PrimaCom ADRs (2 ADRs equal 1 share) are traded in the USA at the OTC BB Market (Symbol: “PCAGY”).

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)
(unaudited)

	For Three Months ended September 30,

	2002	2003

	Euro	Euro
Revenues	45,957	49,493
Operating costs and expenses:
Operations	11,235	11,057
Selling, general and administrative	9,217	7,058
Corporate overhead	3,816	2,114
Depreciation and amortization	20,241	23,359

Total	44,509	43,588

Operating profit (loss)	1,448	5,905
Interest expense:
Convertible Second Secured Loan non-cash interest	9,939	10,778
Other bank interest and other interest	19,101	17,902

Total	29,040	28,680
Other expense	—	—
Loss from operations before income taxes and minority interest	(27,592)	(22,775)
Income tax benefit	5,994	739

Loss before minority interest	(21,598)	(22,036)
Minority interest in net income of subsidiaries	(28)	5

Net loss	(21,626)	(22,031)

Loss per share:
Basic and diluted:	(1.09)	(1.11)

Average number of shares outstanding	19,786,052	19,798,552
EBIT	1,448	5,905
EBITDA	21,689	29,264

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	For Nine months ended September 30,

	2002	2003

	Euro	Euro
Revenues	135,190	146,451
Operating costs and expenses:
Operations	35,168	34,756
Selling, general and administrative	27,146	24,246
Corporate overhead	14,182	10,197
Depreciation and amortization	59,690	64,294

Total	136,186	133,493

Operating profit (loss)	(996)	12,958
Interest expense:
Convertible Second Secured Loan non-cash interest	20,043	31,210
Other bank interest and other interest	63,249	54,594

Total	83,292	85,804
Other expense	—	42
Loss from operations before income taxes and minority interest	(84,288)	(72,888)
Income tax benefit	11,688	4,523

Loss before minority interest	(72,600)	(68,365)
Minority interest in net income of subsidiaries	(64)	(47)

Net loss	(72,664)	(68,412)

Loss per share:
Basic and diluted:	(3.67)	(3.46)

Average number of shares outstanding	19,786,052	19,792,829
EBIT	(996)	12,958
EBITDA	58,694	77,252